SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

zulily, inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

989774104
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 989774104	13 G	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maveron Equity Partners IV, L.P. (“Maveron Equity Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,254,914 shares, except that Maveron General Partner IV LLC (“Maveron General Partner”), the general partner Maveron Equity Partners, may be deemed to have sole power to vote these shares, and Dan Levitan (“Levitan”), Clayton Lewis (“Lewis”), Pete McCormick (“McCormick”) and Jason Stoffer (“Stoffer”), the managing members of Maveron General Partner, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
8,254,914 shares, except that Maveron General Partner, the general partner of Maveron Equity Partners, may be deemed to have sole power to dispose of these shares, and Levitan, Lewis, McCormick and Stoffer, the managing members of Maveron General Partner, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,254,914
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.1%[1]
12	TYPE OF REPORTING PERSON*	PN

1 Based on 58,512,210 shares of Class A Common Stock outstanding on November 4, 2014, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014. The 8,254,914 shares of Class A Common Stock held by the Reporting Person represent 6.6% of the Issuer’s outstanding Common Stock, based on a total of 125,336,378 outstanding shares as of November 4, 2014, which represents 58,512,210 shares of Class A Common Stock and 66,824,168 shares of Class B Common Stock.

CUSIP NO. 989774104	13 G	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maveron IV Entrepreneurs’ Fund, L.P. (“Maveron Entrepreneurs’ Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
267,182 shares, except that Maveron General Partner, the general partner of Maveron Entrepreneurs’ Fund, may be deemed to have sole power to vote these shares, and Levitan, Lewis, McCormick and Stoffer, the managing members of Maveron General Partner, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
267,182 shares, except that Maveron General Partner, the general partner of Maveron Entrepreneurs’ Fund, may be deemed to have sole power to dispose of these shares, and Levitan, Lewis, McCormick and Stoffer, the managing members of Maveron General Partner, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	267,182
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%[1]
12	TYPE OF REPORTING PERSON*	PN

1 Based on 58,512,210 shares of Class A Common Stock outstanding on November 4, 2014, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014. The 267,182 shares of Class A Common Stock held by the Reporting Person represent 0.2% of the Issuer’s outstanding Common Stock, based on a total of 125,336,378 outstanding shares as of November 4, 2014, which represents 58,512,210 shares of Class A Common Stock and 66,824,168 shares of Class B Common Stock.

CUSIP NO. 989774104	13 G	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEP Associates IV, L.P. (“MEP Associates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
690,983 shares, except that Maveron General Partner, the general partner of MEP Associates, may be deemed to have sole power to vote these shares, and Levitan, Lewis, McCormick and Stoffer, the managing members of Maveron General Partner, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
690,983 shares, except that Maveron General Partner, the general partner of MEP Associates, may be deemed to have sole power to dispose of these shares, and Levitan, Lewis, McCormick and Stoffer, the managing members of Maveron General Partner, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	690,983
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2% [1]
12	TYPE OF REPORTING PERSON*	PN

1 Based on 58,512,210 shares of Class A Common Stock outstanding on November 4, 2014, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014. The 690,983 shares of Class A Common Stock held by the Reporting Person represent 0.6% of the Issuer’s outstanding Common Stock, based on a total of 125,336,378 outstanding shares as of November 4, 2014, which represents 58,512,210 shares of Class A Common Stock and 66,824,168 shares of Class B Common Stock.

CUSIP NO. 989774104	13 G	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maveron General Partner IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,213,079 shares, of which 8,254,914 shares are directly owned by Maveron Equity Partners, 267,182 shares are directly owned by Maveron Entrepreneurs’ Fund, and 690,983 shares are directly owned by MEP Associates. Maveron General Partner, the general partner of Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates, may be deemed to have sole power to vote these shares, and Levitan, Lewis, McCormick and Stoffer, the managing members of Maveron General Partner, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,213,079 shares, of which 8,254,914 shares are directly owned by Maveron Equity Partners, 267,182 shares are directly owned by Maveron Entrepreneurs’ Fund, and 690,983 shares are directly owned by MEP Associates. Maveron General Partner, the general partner of Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates, may be deemed to have sole power to dispose of these shares, and Levitan, Lewis, McCormick and Stoffer, the managing members of Maveron General Partner, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,213,079
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7% [1]
12	TYPE OF REPORTING PERSON*	OO

1 Based on 58,512,210 shares of Class A Common Stock outstanding on November 4, 2014, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014. The 9,213,079 shares of Class A Common Stock held by the Reporting Person represent 7.4% of the Issuer’s outstanding Common Stock, based on a total of 125,336,378 outstanding shares as of November 4, 2014, which represents 58,512,210 shares of Class A Common Stock and 66,824,168 shares of Class B Common Stock.

CUSIP NO. 989774104	13 G	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dan Levitan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 387,316 shares
6	SHARED VOTING POWER
		9,213,079 shares, of which 8,254,914 shares are directly owned by Maveron Equity Partners, 267,182 shares are directly owned by Maveron Entrepreneurs’ Fund, and 690,983 are directly owned by MEP Associates. Levitan is a managing member of Maveron General Partner, the general partner of Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 387,316 shares
8	SHARED DISPOSITIVE POWER
		9,213,079 shares, of which 8,254,914 shares are directly owned by Maveron Equity Partners, 267,182 shares are directly owned by Maveron Entrepreneurs’ Fund, and 690,983 are directly owned by MEP Associates. Levitan is a managing member of Maveron General Partner, the general partner of Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,600,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	16.4% [1]
12	TYPE OF REPORTING PERSON*	IN

1 Based on 58,512,210 shares of Class A Common Stock outstanding on November 4, 2014, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014. The 9,600,395 shares of Class A Common Stock held by the Reporting Person represent 7.7% of the Issuer’s outstanding Common Stock, based on a total of 125,336,378 outstanding shares as of November 4, 2014, which represents 58,512,210 shares of Class A Common Stock and 66,824,168 shares of Class B Common Stock.

CUSIP NO. 989774104	13 G	Page 7 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clayton Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,300 shares
6	SHARED VOTING POWER
		9,213,079 shares, of which 8,254,914 shares are directly owned by Maveron Equity Partners, 267,182 shares are directly owned by Maveron Entrepreneurs’ Fund, and 690,983 are directly owned by MEP Associates. Lewis is a managing member of Maveron General Partner, the general partner of Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 1,300 shares
8	SHARED DISPOSITIVE POWER
		9,213,079 shares, of which 8,254,914 shares are directly owned by Maveron Equity Partners, 267,182 shares are directly owned by Maveron Entrepreneurs’ Fund, and 690,983 are directly owned by MEP Associates. Lewis is a managing member of Maveron General Partner, the general partner of Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,214,379
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7% [1]
12	TYPE OF REPORTING PERSON*	IN

1 Based on 58,512,210 shares of Class A Common Stock outstanding on November 4, 2014, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014. The 9,214,379 shares of Class A Common Stock held by the Reporting Person represent 7.4% of the Issuer’s outstanding Common Stock, based on a total of 125,336,378 outstanding shares as of November 4, 2014, which represents 58,512,210 shares of Class A Common Stock and 66,824,168 shares of Class B Common Stock.

CUSIP NO. 989774104	13 G	Page 8 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pete McCormick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 116,747 shares
6	SHARED VOTING POWER
		9,213,079 shares, of which 8,254,914 shares are directly owned by Maveron Equity Partners, 267,182 shares are directly owned by Maveron Entrepreneurs’ Fund, and 690,983 are directly owned by MEP Associates. McCormick is a managing member of Maveron General Partner, the general partner of Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 116,747 shares
8	SHARED DISPOSITIVE POWER
		9,213,079 shares, of which 8,254,914 shares are directly owned by Maveron Equity Partners, 267,182 shares are directly owned by Maveron Entrepreneurs’ Fund, and 690,983 are directly owned by MEP Associates. McCormick is a managing member of Maveron General Partner, the general partner of Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,329,826
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.9% [2]
12	TYPE OF REPORTING PERSON*	IN

1 Based on 58,512,210 shares of Class A Common Stock outstanding on November 4, 2014, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014. The 9,329,826 shares of Class A Common Stock held by the Reporting Person represent 7.4% of the Issuer’s outstanding Common Stock, based on a total of 125,336,378 outstanding shares as of November 4, 2014, which represents 58,512,210 shares of Class A Common Stock and 66,824,168 shares of Class B Common Stock.

CUSIP NO. 989774104	13 G	Page 9 of 14

1	NAME OF REPORTING PERSONS Jason Stoffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,876 shares
6	SHARED VOTING POWER
		9,213,079 shares, of which 8,254,914 shares are directly owned by Maveron Equity Partners, 267,182 shares are directly owned by Maveron Entrepreneurs’ Fund, and 690,983 are directly owned by MEP Associates. Stoffer is a managing member of Maveron General Partner, the general partner of Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 14,876 shares
8	SHARED DISPOSITIVE POWER
		9,213,079 shares, of which 8,254,914 shares are directly owned by Maveron Equity Partners, 267,182 shares are directly owned by Maveron Entrepreneurs’ Fund, and 690,983 are directly owned by MEP Associates. Stoffer is a managing member of Maveron General Partner, the general partner of Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,227,955
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.8% [1]
12	TYPE OF REPORTING PERSON*	IN

1 Based on 58,512,210 shares of Class A Common Stock outstanding on November 4, 2014, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014. The 9,227,955shares of Class A Common Stock held by the Reporting Person represent 7.4% of the Issuer’s outstanding Common Stock, based on a total of 125,336,378 outstanding shares as of November 4, 2014, which represents 58,512,210 shares of Class A Common Stock and 66,824,168 shares of Class B Common Stock.

CUSIP NO. 989774104	13 G	Page 10 of 14

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Maveron Equity Partners IV, L.P., a Delaware limited partnership, Maveron IV Entrepreneurs’ Fund, L.P., a Delaware limited partnership, MEP Associates IV, L.P., a Delaware limited partnership, Maveron General Partner IV LLC, a Delaware limited liability company, Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2014.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP NO. 989774104	13 G	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

MAVERON EQUITY PARTNERS IV, L.P.	/s/ Pete McCormick
By Maveron General Partner IV LLC,	Signature
Its General Partner
Pete McCormick, Managing Member

MAVERON IV ENTREPRENEURS’ FUND, L.P.	/s/ Pete McCormick
By Maveron General Partner IV LLC,	Signature
Its General Partner
Pete McCormick, Managing Member

MEP ASSOCIATES IV, L.P.	/s/ Pete McCormick
By Maveron General Partner IV LLC,	Signature
Its General Partner
Pete McCormick, Managing Member

MAVERON GENERAL PARTNER IV LLC	/s/ Pete McCormick
Signature

Pete McCormick, Managing Member

DAN LEVITAN	/s/ Pete McCormick
Signature

Pete McCormick, Attorney-In-Fact

CLAYTON LEWIS	/s/ Pete McCormick
Signature

Pete McCormick, Attorney-In-Fact

PETE MCCORMICK	/s/ Pete McCormick
Signature

JASON STOFFER	/s/ Pete McCormick
Signature

Pete McCormick, Attorney-In-Fact

CUSIP NO. 989774104	13 G	Page 12 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

Exhibit B: Power of Attorney	14

CUSIP NO. 989774104	13 G	Page 13 of 14

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of zulily, inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 989774104	13 G	Page 14 of 14

EXHIBIT B

Power of Attorney

Pete McCormick has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.